Exhibit 99.1

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of Scientific Games Corporation:

Opinion

We have audited the combined financial statements of the Lottery Business (a carve-out of certain operations of Scientific Games Corporation) (the “Company”), which comprise the combined balance sheets as of December 31, 2021 and 2020 and the related combined statements of operations, comprehensive income, changes in parent’s equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes to the combined financial statements. (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis-of-Matter

As described in Note 1, the accompanying combined financial statements have been prepared from the separate records of the Company maintained by Scientific Games Corporation and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity. Portions of certain income and expenses represent allocations made from parent and related affiliates applicable to Scientific Games Corporation as a whole.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

2

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada

March 2, 2022

3

LOTTERY BUSINESS

(Carve-Out of Certain Operations of Scientific Games Corporation)

COMBINED STATEMENTS OF OPERATIONS

(in millions)

	Years Ended December 31,
	2021	2020	2019
Revenue:
Instant products	$675	$579	$585
Lottery systems	362	340	324
Total revenue	1,037	919	909
Operating expenses:
Cost of instant products (1)	326	282	288
Cost of lottery systems (1)	229	232	215
Selling, general and administrative	107	79	88
Research and development	6	3	7
Depreciation and amortization	57	62	67
Restructuring and other	5	13	1
Operating income	307	248	243
Other income (expense):
Earnings (loss) from equity investments	42	(8)	18
Other (loss) income, net	(4)	1	(5)
Total other income (expense), net	38	(7)	13
Net income before income taxes	345	241	256
Income tax expense	(78)	(68)	(60)
Net income	$267	$173	$196

(1) Excludes depreciation and amortization

See accompanying notes to financial statements.

4

LOTTERY BUSINESS

(Carve-Out of Certain Operations of Scientific Games Corporation)

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

	Years Ended December 31,
	2021	2020	2019
Net income	$267	$173	$196
Other comprehensive income (loss):
Foreign currency translation gain (loss), net of tax	(27)	32	(9)
Pension and post-retirement loss and other, net of tax	16	(4)	(6)
Total other comprehensive income (loss)	(11)	28	(15)
Total comprehensive income	$256	$201	$181

See accompanying notes to financial statements.

5

LOTTERY BUSINESS

(Carve-Out of Certain Operations of Scientific Games Corporation)

COMBINED BALANCE SHEETS

(in millions)

	As of December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$15	$61
Restricted cash	8	1
Receivables, net of allowance for credit losses of $6 and $4 at December 31, 2021 and 2020, respectively	186	153
Inventories	94	72
Contract assets	84	86
Prepaid expenses, deposits and other current assets	19	38
Total current assets	406	411
Non-current assets:
Property and equipment, net	201	169
Operating lease right-of-use assets	31	27
Goodwill	361	353
Intangible assets, net	68	65
Software, net	70	63
Equity investments	251	259
Other assets	7	9
Total assets	$1,395	$1,356
LIABILITIES AND PARENT'S EQUITY
Current liabilities:
Accounts payable	$85	$51
Contract liabilities	42	47
Accrued liabilities	113	109
Total current liabilities	240	207
Deferred income taxes	34	34
Operating lease liabilities	24	21
Long-term license liabilities	21	29
Pension liabilities	4	31
Other long-term liabilities	25	17
Total liabilities	348	339
Parent's equity:
Accumulated net parent investment	1,078	1,037
Accumulated other comprehensive loss	(31)	(20)
Total Parent's equity	1,047	1,017
Total liabilities and Parent's equity	$1,395	$1,356

See accompanying notes to financial statements.

6

LOTTERY BUSINESS

(Carve-Out of Certain Operations of Scientific Games Corporation)

COMBINED STATEMENTS OF CHANGES IN PARENT’S EQUITY

(in millions)

		Accumulated	Accumulated Other
	Retained	Net Parent	Comprehensive
	Earnings	Investment	Loss	Total
January 1, 2019	$—	$1,051	$(33)	$1,018
Net income	196	—	—	196
Transactions with parent and affiliates, net	(196)	14	—	(182)
Other comprehensive loss	—	—	(15)	(15)
December 31, 2019	$—	$1,065	$(48)	$1,017
Net income	173	—	—	173
Transactions with parent and affiliates, net	(173)	(28)	—	(201)
Other comprehensive loss	—	—	28	28
December 31, 2020	$—	$1,037	$(20)	$1,017
Net income	267	—	—	267
Transactions with parent and affiliates, net	(267)	41	—	(226)
Other comprehensive income	—	—	(11)	(11)
December 31, 2021	$—	$1,078	$(31)	$1,047

See accompanying notes to financial statements.

7

LOTTERY BUSINESS

(Carve-Out of Certain Operations of Scientific Games Corporation)

COMBINED STATEMENTS OF CASH FLOWS

(in millions)

	Years Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net income	$267	$173	$196
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	57	62	67
Change in deferred income taxes	2	(1)	(13)
Stock-based compensation	17	5	5
(Earnings) loss from equity investments	(42)	8	(18)
Distributed earnings from equity investments	30	19	21
Provision for bad debts and inventory charges	1	11	3
Changes in assets and liabilities, net of the effect of acquisitions:
Receivables	(35)	(13)	(19)
Inventories	(23)	2	(11)
Contract assets and contract liabilities, net	(4)	(8)	17
Accounts payable and accrued liabilities	27	25	3
Other assets and liabilities	8	(9)	(28)
Net cash provided by operating activities	305	274	223
Cash flows from investing activities:
Capital expenditures	(85)	(43)	(49)
Contributions to equity method investments	(12)	(6)	(1)
Distributions of capital from equity investments	15	12	19
Acquisitions of businesses, net of cash acquired	(9)	-	-
Net cash used in investing activities	(91)	(37)	(31)
Cash flows from financing activities:
Payments on license obligations	(11)	(6)	(1)
Transfers to Parent and affiliates, net	(239)	(207)	(188)
Net cash used in financing activities	(250)	(213)	(189)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3)	2	-
(Decrease) increase in cash, cash equivalents and restricted cash	(39)	26	3
Cash, cash equivalents and restricted cash, beginning of period	62	36	33
Cash, cash equivalents and restricted cash, end of period	$23	$62	$36
Supplemental cash flow information
Cash paid for income taxes	$7	$2	$11

See accompanying notes to financial statements.

8

LOTTERY BUSINESS

(Carve-Out of Certain Operations of Scientific Games Corporation)

NOTES TO COMBINED FINANCIAL STATEMENTS

(amounts in USD and in millions)

(1) Description of the Business and Summary of Significant Accounting Policies

Background and nature of operations

The accompanying combined carve-out financial statements include the historical accounts of the Scientific Games Corporation (the Parent) 100%-owned direct and indirect subsidiaries that hold substantially all of the assets of, and operate, the lottery business, herein collectively referred to as “the Lottery Business”, “we”, "us", and “our.”

The Lottery Business provides instant and draw lottery products and related value-added services including licensed brands used in instant lottery products, loyalty and reward services, and lottery systems products and comprehensive services generally comprised of point-of-sale terminals, a central system, customized computer software, data communication services, support and/or related equipment.

On October 27, 2021, the Parent announced that it had entered into a definitive agreement to sell the Lottery Business to Brookfield Business Partners L.P. together with its institutional partners (collectively “Brookfield”) for total consideration of $6.05 billion consisting of $5.825 billion in cash, subject to normal closing adjustments plus an earn-out of up to $225 million based on the achievement of certain EBITDA targets in 2022 and 2023 (the “Divestiture”). The Divestiture is expected to be completed during the first quarter of 2022, subject to applicable regulatory approvals and customary closing conditions.

Basis of presentation

The accompanying combined carve out financial statements of the Lottery Business have been derived from the consolidated financial statements and accounting records of Scientific Games Corporation using the historical results of operations and historical cost basis of the assets and liabilities as if the Lottery Business operated on a stand-alone basis during the periods presented, and were prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). For ease of reference the accompanying combined carve out financial statements are herein referred to as "financial statements" unless otherwise stated or the context requires otherwise. All intercompany balances and transactions within the Lottery Business have been eliminated. Transactions between the Lottery Business and the Parent and its other subsidiaries are reflected as affiliate transactions within these financial statements.

The accompanying financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to the Lottery Business. In addition, the accompanying financial statements include certain costs that have been allocated from the Parent, which relate to certain corporate functions and shared services performed by the Parent, including but not limited to, finance, human resources, legal, information technology and other. These expenses have been allocated to the Lottery Business on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenues, operating expenses, headcount or other relevant measures.

We believe the assumptions underlying the financial statements, including assumptions regarding the allocations from the Parent, are reasonable. Nevertheless, the financial statements may not include all of the expenses that would have been incurred had the Lottery Business been a stand-alone company during the periods presented and may not reflect the Lottery Business’s financial position, results of operations and cash flows had the Lottery Business been a stand-alone company during the periods presented. Actual costs that would have been incurred if the Lottery Business had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology, infrastructure and acquisition of intellectual property. For additional information related to costs allocated to the Lottery Business by the Parent, see Note 13.

We have two business segments – Instant Products and Lottery Systems – representing our instant and draw-based lottery products and related services and comprehensive lottery system solutions to lottery operators worldwide. We had $58 million and $54 million in Property and equipment, net outside the U.S. as of December 31, 2021, and 2020, respectively. For additional information related to our business segments, see Note 2.

9

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and these differences could be material.

Impact of COVID-19

COVID-19 disruptions continue to impact our results of operations as we see fluctuations in both infection rates and regulations for various regions, along with ongoing domestic and international travel restrictions or warnings, social distancing measures, reduced operating capacity and overall economic and general uncertainty.

In the second half of 2020 and throughout 2021, the Lottery Business experienced relative growth and recovery as the shelter in place orders and lockdowns were eased, coupled with international retail establishments that have now substantially re-opened. These circumstances may change in the future and such changes could be material. We continue to assess the situation jurisdiction by jurisdiction, continuing to evaluate measures that may reduce operating costs and conserve cash to preserve liquidity if necessary.

Significant Accounting Policies

Additional accounting policy disclosures are provided within the applicable Notes.

Cash, cash equivalents, and restricted cash

Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less. We place our temporary cash investments with high credit quality financial institutions. At times, such investments in U.S. accounts may be in excess of the Federal Deposit Insurance Corporation insurance limit. Restricted cash balances are primarily related to funds contractually held or designated for lottery customers and related reimbursements.

Advertising costs

Advertising costs are expensed as incurred and included in Selling, general and administrative expenses and were not material to the financial statements for the periods presented.

Research and development (R&D)

R&D relates primarily to software product development costs and is expensed as incurred until technological feasibility has been established. Employee-related costs associated with product development are included in R&D.

Restructuring and other

Restructuring and other includes charges or expenses attributable to: (i) employee severance; (ii) management restructuring and related costs; (iii) restructuring and integration; (iv) cost savings initiatives; (v) litigation; and (vi) acquisition and divestiture-related and other unusual items. Restructuring and other charges totaled $5 million, $13 million, and $1 million in 2021, 2020, and 2019, respectively and primarily related to items (i) and (vi) noted above.

Accounts receivable

Accounts receivable are recorded at the invoiced amount less allowance for credit losses. We review accounts receivable regularly and make our best estimate of expected credit losses in existing receivables over the contractual term. We evaluate our exposure to credit loss on both a collective and individual basis.

10

Our allowance for credit losses expense recorded for the years ended December 31, 2021, 2020, and 2019 was $0 million, $1 million, and $0 million, respectively, and is included in Selling, general and administrative expenses. We had no significant write-offs or recoveries during these periods.

Equity incentive awards

The Parent maintains an equity incentive awards plan under which the Parent may issue time-based and performance-based stock options and restricted stock units to Lottery Business employees. Although awards under the plan result in the issuance of shares of the Parent, the amounts are a component of the total compensation for Lottery Business employees and are included in our stock-based compensation expense, which is accounted for as a component of Parent’s equity.

Total stock-based compensation expense recorded for the years ended December 31, 2021, 2020, and 2019 was $17 million, $5 million, and $5 million for each period and is included in Selling, general and administrative expenses.

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We estimate the fair value of our assets and liabilities, when necessary, utilizing an established three-level hierarchy in accordance with ASC 820.

The fair value of our financial assets and liabilities is determined by reference to market data and other valuation techniques as appropriate. We believe the fair value of our financial instruments, which are principally cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued liabilities, approximates their recorded values due to the short-term nature of these instruments.

In connection with our 2021 acquisition of Sideplay Entertainment, we have recorded a contingent consideration liability, which is earned by reaching certain earnings-based metrics. The contingent consideration liability was recorded at fair value on the acquisition date as part of the consideration transferred and is remeasured each reporting period. The inputs used to measure the fair value of contingent consideration liability are categorized as Level 3 in the fair value hierarchy. Refer to Business Combination section below for additional disclosures.

As of December 31, 2021 and 2020, we did not have other assets and liabilities recorded at fair value on a recurring or nonrecurring basis, other than the contingent consideration and defined benefit pension plans described in Note 11.

Foreign currency translation

We have significant operations where the local currency is the functional currency, including our operations in the U.K., Europe and Canada. Assets and liabilities of foreign operations are translated at period-end rates of exchange and results of operations are translated at the average rates of exchange for the period. Gains or losses resulting from translating the foreign currency financial statements are accumulated as a separate component of accumulated other comprehensive loss in Total Parent’s equity. Gains or losses resulting from foreign currency transactions are included in Other income (expense), net.

Legal contingencies

From time to time, we (or our Parent) are subject to various claims, complaints and legal actions in the normal course of business. In addition, we may receive notifications alleging infringement of patent or other IP rights. We do not believe that we (or our Parent) are party to any currently pending litigation, the outcome of which is reasonably likely to have a material adverse effect on our operations, financial position or liquidity.

11

Business Combinations

We account for business combinations in accordance with ASC 805. This standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed in a business combination.

Determining the fair value of assets acquired and liabilities assumed requires management judgment, the utilization of independent valuation experts and often involves the use of significant estimates and assumptions with respect to the timing and amounts of future cash inflows and outflows, discount rates, market prices and asset lives, among other items.

Acquisition of Sideplay Entertainment

On September 3, 2021, we acquired Sideplay Entertainment (“Sideplay”), a digital “e-instant” content studio. The acquisition allows us to expand our iLottery content portfolio and accelerate growth of this line of business. Sideplay has been included in our Lottery Systems business segment.

We accounted for this acquisition using the acquisition method of accounting allocating the total consideration transferred to acquired tangible and intangible assets and assumed liabilities based on estimated fair values. The fair value determination of the acquired assets and assumed liabilities requires significant judgments and estimates.

The total consideration transferred was $25 million consisting of $10 million in cash and $15 million total contingent acquisition consideration. The fair value of the contingent acquisition consideration has been preliminarily determined using a real options valuation technique and level 3 inputs in the hierarchy as established by ASC 820 The maximum payout for the contingent acquisition consideration is $23 million and is primarily based on reaching certain performance-based targets.

The following table summarizes the allocation of the purchase price:

September 3, 2021
Goodwill	$16
Intangible assets	9
Other assets	1
Total assets	$26
Accounts payable and other assumed liabilities	1
Total liabilities	$1
Total consideration transferred	$25

The purchase price allocation resulted in $9 million allocated to intangible assets primarily consisting of technology and customer relationship and $16 million allocated to goodwill. The fair value of intangible assets that have been identified was determined using a combination of the relief from royalty method, cost approach and the excess earnings method using level 3 inputs in the hierarchy as established by ASC 820. The discount rates used in the valuation analysis were 7% to 29%.

The factors contributing to the recognition of acquisition goodwill are based on customer offering diversification, expected synergies, assembled workforce and other strategic benefits. None of the resultant goodwill is expected to be deductible for income tax purposes.

The amount of revenue and earnings associated with the above acquisition and since the acquisition date included in the combined financial statements was not significant to our financial statements. Acquisition-related expenses were expensed as incurred and were determined to be immaterial for the year ended December 31, 2021 These expenses were recognized as acquisition costs in Restructuring and other.

12

New Accounting Guidance - Recently Adopted

The FASB issued ASU No. 2021-05, Leases (Topic 842): Lessors – Certain Leases with Variable Lease Payments, on July 19, 2021. The new guidance requires the lessor to classify a lease with variable lease payments that do not depend on an index or a rate as an operating lease at lease commencement if classifying the lease as a sales-type lease or direct financing lease would result in the recognition of a selling loss. We adopted this standard during the third quarter of 2021 on a prospective basis. The adoption of this guidance did not have a material effect on our combined financial statements.

New Accounting Guidance – Not Yet Adopted

The FASB issued ASU No. 2020-04 and subsequently ASU No. 2021-01, Reference Rate Reform (Topic 848) in March 2020 and January 2021, respectively. The new guidance provides optional expedients and exceptions for applying U.S. GAAP to contract modifications and hedging relationships, including derivative instruments impacted by changes in the interest rates used for discounting cash flows for computing variable margin settlements, subject to meeting certain criteria, that reference LIBOR or other reference rates expected to be discontinued, in 2022 or potentially 2023 (pending possible extension). The ASUs establish certain contract modification principles that entities can apply in other areas that may be affected by reference rate reform and certain elective hedge accounting expedients and exceptions. The ASUs may be applied prospectively. Based on our preliminary assessment completed to date, we do not expect the adoption of this guidance to have a significant impact on our combined financial statements.

We do not expect that any other recently issued accounting guidance will have a significant effect on our financial statements.

Subsequent events

We evaluated subsequent events through March 2, 2022, which is the date the financial statements were available to be issued.

(2) Business Segments

Operating segments are components of the Lottery Business for which separate discrete financial information is available to and evaluated regularly by the chief operating decision-maker (CODM) in making decisions regarding resource allocation and assessing performance. We report our operations in two business segments – Instant Products and Lottery Systems – representing our different products and services.

Our Instant Products segment generates revenue from the manufacture and sale of instant products, and the provision of value-added services such as game design, sales and marketing support, specialty games and promotions, inventory management, warehousing, fulfillment services, and full instant product category management administered through our Scientific Games Enhanced Partnership (SGEP) program. Instant products are sold on either a price per unit (PPK) or a percentage of sales (POS) basis and generally have a single performance obligation – a promise to supply the instant products. Under our SGEP contracts we perform substantially all of the comprehensive services necessary to operate the associated lottery’s integrated instant product operations, other than executing on retail sales, and to a lesser extent, we also provide certain services to retailers.

Our Lottery Systems segment provides lottery terminals in retail outlets that are continuously connected to a central computer system for the sale and validation of lottery games and related functions. Our U.S. arrangements ordinarily include the following: (i) provision of the necessary equipment (including point-of-sale terminals) and (ii) software and maintenance services pursuant to contracts typically with an initial term of five years or more. Internationally, we primarily: (i) sell point-of-sale terminals and/or computer software and hardware to lottery authorities; and (ii) provide ongoing fee-based systems and software support services. Our Lottery Systems use proprietary technology that facilitates high-speed processing of draw lottery game wagers and validation of winning draw and instant lottery products. We also supply our proprietary transaction-processing software, draw lottery games, keno, point-of-sale terminals, central site computers and communication platforms and ongoing operational support and maintenance services. See Note 3 for the products and services from which each reportable segment derives its revenues.

13

Revenues from one customer, included in both the Instant Products and Lottery Systems segments, represents approximately $150 million of the Company’s combined revenues.

In evaluating financial performance, our CODM focuses on Adjusted EBITDA (AEBITDA) as management’s segment measure of profit or loss, which is described below. The accounting policies for our business segments are the same as those described in these Notes. The following tables present our segment information:

	Year Ended December 31, 2021
	Instant Products	Lottery Systems	Unallocated and Reconciling Items (1)		Total
Total revenue	$675	$362	$		$1,037
AEBITDA(2)	349	133		(16)	$466
Reconciling items to net income before income taxes:
Depreciation and amortization	(22)	(32)		(3)	(57)
Restructuring and other	(3)	(2)		—	(5)
EBITDA from equity investments (2)				(80)	(80)
Earnings from equity investments				42	42
Other income, net				(4)	(4)
Stock based compensation				(17)	(17)
Net income before income taxes					$345
Assets as of December 31, 2021	$813	$579		$3	$1,395
Capital expenditures for the year ended December 31, 2021	$25	$60		$—	$85

(1) Includes amounts not allocated to the business segments (including shared costs) and reconciling items to reconcile the total business segments AEBITDA to our net income before income taxes

(2) AEBITDA is reconciled to net income before income taxes and includes the following adjustments: (1) restructuring and other, which includes charges or expenses attributable to: (i) employee severance; (ii) management restructuring and related costs; (iii) restructuring and integration; (iv) cost savings initiatives; (v) major litigation; and (vi) acquisition costs and other unusual items; (2) depreciation and amortization expense and impairment charges (including goodwill impairments); (3) interest expense; (4) income tax expense; (5) stock-based compensation; and (6) other expense (income), net, including foreign currency (gains) and losses. In addition to the preceding adjustments, we exclude earnings (loss) from equity method investments and add (without duplication) our pro rata share of EBITDA of our equity investments, which represents our share of earnings (whether or not distributed to us) before income tax expense, depreciation and amortization expense, and interest (income) expense, net of our joint ventures and minority investees. AEBITDA is presented exclusively as our segment measure of profit or loss.

	Year Ended December 31, 2020
	Instant Products	Lottery Systems	Unallocated and Reconciling Items (1)	Total
Total revenue	$579	$340	$—	$919
AEBITDA(2)	298	108	(45)	$361
Reconciling items to net income before income taxes:
Depreciation and amortization	(26)	(36)	—	(62)
Restructuring and other	(5)	(6)	(2)	(13)
EBITDA from equity investments (2)			(33)	(33)
Loss from equity investments			(8)	(8)
Other income, net			1	1
Stock based compensation			(5)	(5)
Net income before income taxes				$241
Assets as of December 31, 2020	$764	$588	$4	$1,356
Capital expenditures for the year ended December 31, 2020	$22	$21	$—	$43

(1) Includes amounts not allocated to the business segments (including shared costs) and reconciling items to reconcile the total business segments AEBITDA to our net income before income taxes

(2) AEBITDA and EBITDA from equity investments are described in footnote (2) to the first table in this Note 2.

14

	Year Ended December 31, 2019
	Instant Products	Lottery Systems	Unallocated and Reconciling Items (1)	Total
Total revenue	$585	$324	$—	$909
AEBITDA(2)	298	108	(34)	$372
Reconciling items to net income before income taxes:
Depreciation and amortization	(27)	(39)	(1)	(67)
Restructuring and other	(1)	—	—	(1)
EBITDA from equity investments (2)			(56)	(56)
Earnings from equity investments			18	18
Other expense, net			(5)	(5)
Stock based compensation			(5)	(5)
Net income before income taxes				$256
Assets as of December 31, 2019	$767	$568	$11	$1,346
Capital expenditures for the year ended December 31, 2019	$22	$27	$—	$49

(1) Includes amounts not allocated to the business segments (including shared costs) and reconciling items to reconcile the total business segments AEBITDA to our net income before income taxes

(2) AEBITDA and EBITDA from equity investments are described in footnote (2) to the first table in this Note 2.

(3) Revenue Recognition

The following table disaggregates our revenues by segment, line of business, and geographical location:

	Revenue recognized for Year Ended December 31,
Revenue by segment and line of business	2021	2020	2019
Instant products:
SGEP	$315	$274	$242
POS	127	104	108
PPK	233	201	235
Total instant products	$675	$579	$585
Lottery systems:
Systems and solutions(1)	$338	$325	$317
iLottery	24	15	7
Total lottery systems	$362	$340	$324
Total	$1,037	$919	$909

Revenue by geography
U.S.	$706	$614	$602
International	331	305	307
Total	$1,037	$919	$909

(1) Product sales included in lottery systems were $78 million, $112 million, and $110 million for the years ended December 31, 2021, 2020, and 2019 respectively.

General

We evaluate the recognition of revenue primarily based on the criteria set forth in ASC 606. Revenue is recognized net of incentive rebates and discounts when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Sales taxes and all other items of a similar nature are excluded from the measurement of the transaction price and shipping and handling activities are treated as a fulfillment of our promise to transfer the goods, hence, included in cost of sales.

15

Lottery Instant Products

Our instant products revenue is primarily generated under long-term contracts to supply instant products and provide related services to our lottery customers. For instant products that are sold on a price per unit (PPK) and percentage of sales basis (POS), we generally have a single performance obligation of a promise to supply the instant products. Control transfers and we recognize revenue from the sale of such instant products when the lotteries have taken delivery of shipments of instant products pursuant to the terms of the contract. For instant products that are sold on a percentage of sales basis, we are compensated based on retail sales, therefore the timing difference between the recognition of revenue, the billing of our customers and the receipt of payments depends on retail sales. Contract assets resulting from these contracts primarily remain until we have the contractual ability to invoice and collect from customers (which occurs upon retail sales). For our SGEP contracts, revenue is recognized when a lottery retailer activates associated instant tickets, which timing corresponds with how we satisfy our performance obligation. We believe that products and services provided under these arrangements are delivered contemporaneously and are not separate units of account; therefore, as the services offered are a comprehensive solution in exchange for participation-based or price-per-unit based compensation, this revenue is recognized under the general revenue recognition policy above.

The guidance in ASC 606 requires that we apply judgment to determine the timing of control transfer of performance obligations in our instant products contracts. For instant products that are sold under POS contracts, we generally have a single performance obligation of a promise to supply the instant products. The determination of when control transfers requires significant judgment because lotteries take delivery of shipments of instant products, but we retain the risk of such inventory until retail sales of such tickets take place. We have determined control transfers upon delivery to a lottery-controlled warehouse, because we do not have the ability to direct the use of such instant products subsequent to delivery.

Lottery Systems

We also offer our customers a number of related, value-added services as part of an integrated product offering. These services include lottery systems, including point-of-sale terminals and other equipment, software, data communication services and support and instant game validation systems, and software, hardware and related services for sports wagering and keno systems.

For our integrated lottery systems service contracts, our single performance obligation is a promise to perform a series of stand-ready services to operate a fully-functional draw lottery and/or iLottery. Revenue is recognized over time in an amount generally based on a percentage of sales of the related games, which represents our measure of progress toward satisfying our performance obligation.

For our perpetual licensing of customized lottery software contracts, we generally recognize revenue over time using costs incurred to date relative to total estimated completion costs to measure progress toward satisfying our performance obligations, which we believe best depicts the transfer of control to the customer.

Maintenance on lottery software and lottery terminals is considered a stand-ready obligation, with control transferring and revenue being recognized ratably over the maintenance and support period.

Lottery systems also includes revenue related to the sale of point-of-sale terminals, hardware, and other equipment associated with the lottery systems segment. We transfer control and recognize revenue from the sale of lottery systems solutions at a point in time upon delivery of the related equipment to our customers pursuant to the terms of the contract.

16

Contract Liabilities and Other Disclosures

The following table summarizes the activity in our contract liabilities for the reporting period:

Contract Liabilities
Contract liability balance as of December 31, 2020(1)	$50
Liabilities recognized during the period	23
Amounts recognized in revenue from beginning balance	(30)
Contract liability balance as of December 31, 2021(1)	$43

(1) Long-term contract liabilities are included within Other long-term liabilities.

The timing of revenue recognition, billings and cash collections results in billed receivables, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities). Revenue recognition is generally proximal to conversion to cash, except for the POS instant product revenue. Revenue is recognized for such contracts upon delivery to our customers, while conversion to cash is based on the retail sale of the underlying tickets to end consumers. As a result, revenue recognition under ASC 606 does not approximate conversion to cash for such contracts in any periods presented. The following table summarizes our opening and closing balances in these accounts (other than contract liabilities disclosed above):

	Receivables	Contract Assets
End of period balance, December 31, 2020	153	86
End of period balance, December 31, 2021	186	84

(4) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined on the first-in, first-out or weighted moving average method. Our inventory primarily consists of instant products and our licensed brand merchandise. We determine the lower of cost or net realizable value of our inventory based on estimates of potentially excess and obsolete inventories after considering historical and forecasted demand and average selling prices.

Inventories consisted of the following:

	As of December 31,
	2021	2020
Parts and work-in-process	$51	$35
Finished goods	43	37
Total inventories	$94	$72

Parts and work-in-process include parts for terminals and instant ticket materials, as well as labor and overhead costs for work-in-process associated with the manufacturing of instant tickets and lottery terminals. Our finished goods inventory primarily consists of instant products we retain control of under the SGEP business model.

(5) Property and Equipment, net

Property and equipment are stated at cost, and when placed into service, are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Item	Estimated Life in Years
Lottery and other machinery and equipment	3-15
Furniture and fixtures	5-10
Buildings and improvements	15-40

Costs incurred for equipment associated with specific lottery contracts not yet placed into service are classified as construction in progress and are not depreciated until placed into service. Leasehold improvements are amortized over the lesser of the term of the corresponding lease or their useful life.

We periodically review the estimated useful lives of our fixed assets and assess the recoverability of long-lived assets (or asset groups) whenever events or changes in circumstances indicate that the carrying value of such an asset (or asset groups) may not be recoverable.

17

Property and equipment, net consisted of the following:

	As of December 31,
	2021	2020
Land	$9	$9
Buildings and leasehold improvements	75	70
Lottery machinery and equipment	555	511
Furniture and fixtures	6	6
Construction in progress	51	37
Less: accumulated depreciation	(495)	(464)
Total property and equipment, net	$201	$169

Depreciation expense is excluded from Cost of instant products, Cost of lottery systems, and Other operating expenses and is separately presented within depreciation and amortization.

	Year Ended December 31,
	2021	2020	2019
Depreciation expense	$32	$33	$37

Capitalized installation costs

Certain participation contracts require us to perform installation activities. Direct installation activities, which include costs for installing terminals, facilities wiring, computers, internal labor and travel, are performed at the inception of the contract to enable us to perform under the terms of the contract. Such activities do not represent a separate earnings process and, therefore, the installation costs are capitalized and amortized over the estimated contract term. We had $15 million and $14 million of capitalized installation costs, net of accumulated depreciation, included within lottery machinery and equipment as of December 31, 2021 and 2020, respectively.

(6) Intangible Assets, net and Goodwill

Intangible assets, net

The following tables present certain information regarding our intangible assets as of December 31, 2021 and 2020 that originated in connection with the Parent’s historical acquisitions of lottery businesses and licenses, at which time they were allocated to the Lottery Business. Amortizable intangible assets are being amortized on a straight-line basis over their estimated useful lives with no estimated residual values, which materially approximates the expected pattern of use.

	December 31, 2021			December 31, 2020
	Gross			Gross
	Carrying	Accumulated	Net	Carrying	Accumulated	Net
	Value	Amortization	Balance	Value	Amortization	Balance
Amortizable intangible assets:
Customer relationships	$15	$(13)	$2	$14	$(14)	$—
Intellectual property	17	(8)	9	11	(6)	5
Licenses	86	(64)	22	87	(61)	26
Patents and other	10	(6)	4	12	(9)	3
	128	(91)	37	124	(90)	34
Non-amortizable intangible assets:
Trade names	33	(2)	31	33	(2)	31
Total intangible assets	$161	$(93)	$68	$157	$(92)	$65

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The following reflects intangible amortization expense included within depreciation and amortization:

	Year Ended December 31,
	2021	2020	2019
Amortization expense	$9	$15	$15

Estimated intangible asset amortization expense for the year ending December 31, 2021 and each of the subsequent five years:

	Year Ended December 31,
	2022	2023	2024	2025	2026	Thereafter
Amortization expense	$10	$10	$8	$6	$2	$1

Goodwill

Goodwill reflected in these financial statements was recorded to the respective reporting units based on an estimate of the relative fair value that existed at the time of origination of goodwill in connection with the Parent’s acquisitions of various businesses. We account for goodwill in accordance with ASC 350, Intangibles—Goodwill and Other ("ASC 350"). We test goodwill for impairment annually as of October 1 of each fiscal year, or whenever events or circumstances make it more likely than not that the fair value of the reporting unit is less than its carrying value. Impairment testing for goodwill is performed at the reporting unit level. We have identified three reporting units based on our management structure. The fair value of goodwill for all of our reporting units is in excess of its carrying value.

Under the qualitative assessment option, we first assess qualitative factors to determine whether the fair value of a reporting unit is not “more than likely” less than its carrying value, which is commonly referred to as “Step 0”. If the fair value of the reporting unit is greater or if it is more likely than not that the fair value of the reporting unit is greater than its carrying value, goodwill is not considered impaired. For reporting units where we perform the quantitative process, we are required to compare the fair value of each reporting unit, which we primarily determine using an income approach based on the present value of discounted cash flows and a market approach, to the respective carrying value, which includes goodwill. If the fair value of the reporting unit is less than its carrying value, an impairment charge is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value determined based on a quantitative test, not to exceed the total amount of goodwill allocated to that reporting unit.

Our annual goodwill impairment tests as of October 1, 2021 indicated estimated fair values were in excess of their carrying values for each of our reporting units that have goodwill balances. We conduct impairment tests of our indefinite-lived assets annually in the fourth quarter of each fiscal year, or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of an indefinite-lived asset is less than its carrying value or when circumstances no longer continue to support an indefinite useful life.

Our annual impairment tests as of October 1, 2021 indicated estimated fair values were more likely than not in excess of the carrying values for all of our remaining indefinite-lived intangible assets.

The table below reconciles the change in the carrying value of goodwill, for the period from December 31, 2019 to December 31, 2021.

	Instant Products	Lottery Systems(1)	Total
Balance as of December 31, 2019	$327	$21	$348
Foreign currency adjustments	3	2	5
Balance as of December 31, 2020	$330	$23	353
Acquired goodwill	—	16	16
Foreign currency adjustments	(5)	(3)	(8)
Balance as of December 31, 2021	$325	$36	$361

(1) Accumulated goodwill impairment charges as of December 31, 2021 were $137 million.

Long-lived assets and intangible assets with finite useful lives

Intangible assets with finite useful lives are amortized over two to fifteen years using the straight-line method, which materially approximates the pattern of the assets’ use. Factors considered when assigning useful lives include legal, regulatory and contractual provisions, product obsolescence, demand, competition, and other economic factors.

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We assess the recoverability of long-lived assets and intangible assets with finite useful lives whenever events arise or circumstances change that indicate the carrying value of an asset may not be recoverable. Recoverability of long-lived assets (or asset groups) to be held and used is measured by a comparison of the carrying value of the asset (or asset group) to the expected net future undiscounted cash flows to be generated by that asset (or asset group). The amount of impairment of long-lived assets and intangible assets with finite lives is measured by the amount by which the carrying value of the asset exceeds the fair market value of the asset.

(7) Software, net

We capitalize direct costs used in the development of internal-use software. Amounts capitalized are amortized over a period of two to ten years on a straight-line basis.

We purchase, license, and incur costs to develop external use software to be used in the products we sell, lease, or market to customers. Costs incurred in creating software are expensed when incurred as R&D until technological feasibility has been established, after which costs are capitalized up to the date the software is available for general release to customers. Generally, the software we develop reaches technological feasibility when a working model of the software is available. We capitalize the payments made for software that we purchase or license for use in our products that have previously met the technological feasibility criteria prior to our purchase or license. Amortization of capitalized software costs is recorded over the estimated economic life, which is typically eight to ten years.

Software, net consisted of the following:

	As of December 31,
	2021	2020
Software	$205	$172
Accumulated amortization	(135)	(109)
Software, net	$70	$63

In the years ended December 31, 2021 and 2020, we capitalized $21 million, and $16 million, respectively, of development expenditures.

The following reflects amortization of software included within depreciation and amortization:

	Year Ended December 31,
	2021	2020	2019
Amortization expense	$16	$14	$15

(8) Equity Investments

We account for our equity investments where we own a non-controlling interest, but exercise significant influence, under the equity method of accounting. Under the equity method of accounting, our original cost of the investment is adjusted for our share of equity in the earnings of the equity investee and reduced by dividends and distributions of capital received.

We evaluate our investments in unconsolidated affiliates, for impairment whenever events or changes in circumstances indicate that the carrying value of the investment may have experienced an “other-than-temporary” decline in value. If such conditions exist, we compare the estimated fair value of the investment to its carrying value to determine if an impairment is indicated and determine whether the impairment is “other-than-temporary” based on an assessment of all relevant factors, including consideration of our intent and ability to retain our investment until the recovery of the unrealized loss. We estimate fair value using a discounted cash flow analysis based on estimated future results of, or cash distributions from, the investee. Impairment charges, if any, are recorded in Earnings (loss) from equity investments.

20

See the tables below for details of our more significant equity investments:

		Concession and/
		or Supplier	Ownership
Equity Investment	Purpose	Agreement Term	Interest
Lotterie Nazionali S.r.l. ("LNS")	Exclusive operator of Italian instant game lottery	Initial term of nine years beginning October 2010, which was subsequently extended for up to nine years (September 2028)	20%
Northstar New Jersey Lottery Group, LLC ("Northstar NJ")	Provision of marketing and sales services to New Jersey Lottery	October 1, 2013 through 2029	18%
Northstar SupplyCo New Jersey LLC ("NJ SupplyCo")	Separate agreement under which we provide instant games to Northstar NJ	October 1, 2013 through 2029	30%
Hellenic Lotteries (“Greece”)	The operator of the Greek state lotteries	Initial term of nine years beginning May 2014	17%
Beijing Guard Libang Technology Co., Ltd. ("GLB")	Provider of instant lottery game validation and inventory management systems to all of the China Welfare Lottery provincial jurisdictions	N/A	50%
Beijing CITIC Scientific Games Technology Co., Ltd. ("CSG")	Instant game manufacturing facility that produces instant lottery games for sale to the China Sports Lottery	Initial term of fifteen years beginning 2009	49%

	Equity investment		Equity earnings (loss) recognized			Cash distributions and dividends received
	Balance as of		for the Year Ended			for the Year Ended
	December 31,		December 31,			December 31,
Equity Investment	2021	2020	2021	2020	2019	2021	2020	2019
LNS	$188	$201	$40	$8	$15	$41	$27	$33
GLB(1) and CSG	8	26	3	(2)	3	4	—	—
Greece	18	17	(6)	(4)	1	—	—	2
Northstar NJ and NJ Supply Co	37	14	3	(11)	—	—	3	5
Other	—	1	2	1	(1)	—	1	—
Total under equity method	$251	$259	$42	$(8)	$18	$45	$31	$40

(1)	GLB equity loss for 2020 includes $5 million impairment charge.

	Revenue recognized from sales to investee for the Year Ended December 31,
Equity Investment	2021	2020	2019
LNS	$57	$39	$46
Northstar NJ and NJ Supply Co	23	24	24
Other	4	3	6
Total	$84	$66	$76

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LNS

On December 4, 2017, we announced that LNS had accepted a contract extension of up to nine years for the Italian Scratch and Win concession. As a part of the contract extension, LNS was required to pay an upfront fee of €800 million in three installments. The first installment of €50 million was paid as of December 31, 2017; payments of the second installment of €300 million and third installment of €450 million were made in April 2018 and October 2018, respectively. Our pro-rata concession funding payments to LNS were €10 million ($12 million), €60 million ($74 million) and €90 million ($104 million), respectively, and were treated as contributions to our equity method investment as contributions were made.

As of December 31, 2021 we had accounts receivable of $14 million from LNS.

Northstar New Jersey

Northstar New Jersey is entitled to receive annual incentive compensation payments from the State of New Jersey to the extent the lottery’s net income for the applicable year exceeds specified target levels, subject to a cap of 3% of the applicable year’s net income. Northstar New Jersey is responsible for payments to the State of New Jersey to the extent certain net income targets are not achieved by the New Jersey Lottery, subject to a cap of 2% of the applicable year’s net income.

Combined summary financial information

The combined summary financial information for the years ended December 31, 2021, 2020, and 2019 is presented for all equity method investments owned during the respective periods.

	Years Ended December 31,
	2021	2020	2019
Revenue	$668	$487	$621
Revenue less cost of revenue	261	86	267
Net income (loss)	172	(15)	91

	As of December 31,
	2021	2020
Current assets	$915	$908
Non-current assets	817	1,125
Current liabilities	652	742
Non-current liabilities	50	79

(9) Accrued Liabilities

Accrued liabilities consisted of the following:

	As of December 31,
	2021	2020
Compensation and benefits	$33	$24
Taxes, other than income	7	21
Operating lease liabilities	8	7
Accrued state contract requirement	16	13
Other	49	44
Total	$113	$109

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(10) Leases

On January 1, 2019, we adopted ASC 842 using the optional transition method provided by ASU 2018-11. Our operating leases primarily consist of real estate leases such as offices, warehouses, and research and development facilities. Our leases have remaining lease terms ranging from 1 year to 10 years, some of which include options to extend the leases for up to 5 years or to terminate the leases within 1 year. Our finance leases are immaterial.

Supplemental balance sheet and cash flow information related to operating leases is as follows:

	As of December 31,
	2021	2020
Operating lease right-of-use assets(1)	$31	$27
Accrued liabilities	8	7
Operating lease liabilities	24	21
Total operating lease liabilities	$32	$28
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases for the twelve month period	$10	$9
Weighted average remaining lease term, years	4	5
Weighted average discount rate	5%	5%

(1)	Operating lease right-of-use assets obtained in exchange for lease obligations were immaterial.

Lease liability maturities:

	2022	2023	2024	2025	2026	Thereafter	Less Imputed Interest	Total
Operating leases	$9	$8	$6	$5	$4	$4	$(4)	$32

Our total operating lease expenses were $10 million, $9 million, and $10 million for the years ended December 31, 2021, 2020, and 2019, respectively. The total amount of variable and short-term lease payments was immaterial for all periods presented.

As of December 31, 2021, we did not have material additional operating leases that have not yet commenced.

(11) Pension and Other Post-Retirement benefits

We have defined benefit pension plans for our U.K.-based union employees (the “U.K. Plan”) and certain Canadian-based employees (the “Canadian Plan”). Collectively these two plans are referred to as the “Pension Plans”. Retirement benefits under the U.K. Plan are generally based on an employee’s average compensation over the two years preceding retirement. Retirement benefits under the Canadian Plan are generally based on the number of years of credited service. Our policy is to fund the minimum contributions permissible by the applicable authorities. We estimate that $5 million will be contributed to the Pension Plans in fiscal year 2022.

Our pension benefit costs are calculated using various actuarial assumptions and methodologies. These assumptions include discount rates, inflation, compensation increase rates, expected returns on plan assets, mortality rates and other factors. The assumptions used in recording the obligations under our plans represent our best estimates, and we believe that they are reasonable, based on information as to historical experience and performance and other factors that might cause future expectations to differ from past trends. Differences in actual experience or changes in assumptions may affect our pension obligations and future expense. The primary factors contributing to actuarial gains and losses each year are (1) changes in the discount rate used to value pension benefit obligations as of the measurement date and (2) differences between the expected and the actual return on plan assets.

23

The following table sets forth the funded status of the Pension Plans and their reconciliation to the related amounts recognized in our financial statements at our December 31, 2021 and 2020 measurement dates:

	December 31,
	2021			2020
Change in benefit obligation:	U.K. Plan	Canadian Plan	Total	U.K. Plan	Canadian Plan	Total
Benefit obligation at beginning of year	$110	$69	$179	$92	$62	$154
Service cost	1	2	3	1	2	3
Interest cost	1	2	3	2	2	4
Participant contributions	—	—	—	1	—	1
Actuarial (loss) gain	(5)	(6)	(11)	13	4	17
Benefits paid	(4)	(2)	(6)	(2)	(2)	(4)
Other, principally foreign exchange	(1)	—	(1)	3	1	4
Benefit obligation at end of year	$102	$65	$167	$110	$69	$179
Change in plan assets:
Fair value of plan assets at beginning of year	$89	$59	$148	$75	$54	$129
Actual gain on plan assets	6	8	14	9	6	15
Employer contributions	8	1	9	3	1	4
Participant contributions	—	—	—	1	—	1
Benefits paid	(4)	(2)	(6)	(2)	(2)	(4)
Other, principally foreign exchange	(2)	1	(1)	3	—	3
Fair value of assets at end of year	$97	$67	$164	$89	$59	$148
Amounts recognized on balance sheet:
Funded status (current)	$—	$—	$—	$—	$—	$—
Funded status (non-current)	(5)	2	(3)	(21)	(10)	(31)
Accumulated other comprehensive income:
Unrecognized actuarial loss	19	—	19	29	11	40
Unrecognized prior service cost	(3)	—	(3)	(2)	—	(2)
Deferred taxes	(1)		(1)	—	2	2
Net amount recognized	$10	$2	$12	$6	$3	$9

The following table presents the components of our net periodic pension benefit cost:

	Year Ended December 31,
	2021			2020			2019
Components of net periodic pension benefit cost:	U.K. Plan	Canadian Plan	Total	U.K. Plan	Canadian Plan	Total	U.K. Plan	Canadian Plan	Total
Service cost	$1	$2	$3	$1	$2	$3	$1	$1	$2
Interest cost(1)	1	2	3	2	2	4	2	2	4
Expected return on plan assets	(2)	(3)	(5)	(3)	(3)	(6)	(3)	(2)	(5)
Amortization of actuarial losses	2	1	3	2	—	2	1	—	1
Net periodic cost	$2	$2	$4	$2	$1	$3	$1	$1	$2

(1)	Interest cost is included in Other (loss) income, net.

The accumulated benefit obligation for the Pension Plans was $167 million and $179 million, as of December 31, 2021 and 2020, respectively. The underfunded status of the Pension Plans recorded as a long-term liability as of December 31, 2021 and 2020 was $3 million and $31 million, respectively.

The amounts included in accumulated other comprehensive loss as of December 31, 2021 are expected to be recognized as components of net periodic pension benefit cost during the fiscal year ending December 31, 2022 are presented below:

Unrecognized loss	$3
Unrecognized prior service cost	(3)
Net amount expected to be recognized	$—

The U.K. Plan is closed to new participants and pensionable earnings used to calculate retirement benefits are limited to a 2% annual increase while the plan is less than 100% funded.

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The investment policy is to maximize long-term financial return commensurate with security and minimizing risk. This is achieved by holding a portfolio of marketable investments that avoids over-concentration of investment and spreads assets both over industries and geographies. In setting investment strategy, we considered the lowest risk strategy that it could adopt in relation to the plan’s liabilities and designed the asset allocation to achieve a higher return while maintaining a cautious approach to meeting the plan’s liabilities. We considered a full range of asset classes, the risks and rewards of a range of alternative asset allocation strategies, the suitability of each asset class and the need for appropriate diversification.

The current strategy in the U.K. Plan is to hold approximately 32% in a global return fund, approximately 5% in U.K. equities, approximately 11% in real estate, approximately 11% in non-U.K. equities, approximately 19% in Liability Driven Investments (LDI), and approximately 22% in corporate bonds and other. The current strategy in the Canadian Plan is to hold approximately 24% in Canadian equities, approximately 44% in non-Canadian equities and approximately 33% in bonds and other.

The fair value of the plan assets for the U.K. Plan at December 31, 2021 by asset category is presented below:

		Quoted
		Prices in
		Active
	Market	Markets for	Significant	Significant
	Value at	Identical	Observable Inputs	Unobservable Inputs
Asset Category	12/31/2021	Assets (Level 1)	(Level 2)	(Level 3)
Equity securities(a)	$16	$	$16	$—
Global return fund(a)	31		31	—
Corporate bonds(a)	19	—	19	—
Real estate	11	—	—	11
LDI	19	—	19	—
Cash and cash equivalents(b)	1	1	—	—
Total pension assets	$97	$1	$85	$11

(a)	The assets are invested through managed funds that are valued using inputs derived principally from quoted prices in active markets for the underlying assets in the fund.

(b)	The carrying value of cash and cash equivalents approximates fair value because of the short-term maturity of these instruments.

25

The fair value of the plan assets for the Canadian Plan at December 31, 2021 by asset category is presented below:

		Quoted
		Prices in
		Active
	Market	Markets for	Significant	Significant
	Value at	Identical	Observable Inputs	Unobservable Inputs
Asset Category	12/31/2021	Assets (Level 1)	(Level 2)	(Level 3)
Equity securities	$46	$46	$—	$—
Corporate bonds(a)	4	—	4	—
Government bonds	17	—	17	—
Total pension assets	$67	$46	$21	$—

(a)	The assets are invested through managed funds that are valued using inputs derived principally from quoted prices in active markets for the underlying assets in the fund.

The fair value of the plan assets for the U.K. Plan at December 31, 2020 by asset category is presented below:

		Quoted
		Prices in
		Active
	Market	Markets for	Significant	Significant
	Value at	Identical	Observable Inputs	Unobservable Inputs
Asset Category	12/31/2020	Assets (Level 1)	(Level 2)	(Level 3)
Equity securities(a)	$17	$—	$17	$—
Global return fund(a)	33	—	33	—
Corporate bonds(a)	11	—	11	—
Real estate	9	—	—	9
LDI	17	—	17	—
Cash and cash equivalents(b)	2	2	—	—
Total pension assets	$89	$2	$78	$9

(a)	The assets are invested through managed funds that are valued using inputs derived principally from quoted prices in active markets for the underlying assets in the fund.

(b)	The carrying value of cash and cash equivalents approximates fair value because of the short-term maturity of these instruments.

The fair value of the plan assets for the Canadian Plan at December 31, 2020 by asset category is presented below:

		Quoted
		Prices in
		Active
	Market	Markets for	Significant	Significant
	Value at	Identical	Observable Inputs	Unobservable Inputs
Asset Category	12/31/2020	Assets (Level 1)	(Level 2)	(Level 3)
Equity securities	$40	$40	$—	$—
Corporate bonds(a)	14	—	14	—
Government bonds	5	—	5	—
Total pension assets	$59	$40	$19	$—

(a)	The assets are invested through managed funds that are valued using inputs derived principally from quoted prices in active markets for the underlying assets in the fund.

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The change in fair value of the Pension Plan assets valued using significant unobservable inputs (Level 3) is presented below:

	2021	2020
Significant unobservable inputs (Level 3), beginning of period	$9	$5
Unrealized gain on asset still held	2	4
Significant unobservable inputs (Level 3), end of period	$11	$9

The table below presents the weighted-average actuarial assumptions used to determine the benefit obligation and net periodic benefit cost for the Pension Plans.

	U.K. Plan			Canadian Plan
	2021	2020	2019	2021	2020	2019
Discount rates:
Benefit obligation	1.8%	1.4%	2.0%	3.3%	3.1%	3.1%
Net periodic pension cost	1.8%	1.4%	2.0%	2.7%	3.1%	3.9%
Rate of compensation increase	1.0%	1.0%	1.0%	3.0%	3.0%	3.0%
Expected return on assets	4.3%	3.6%	5.1%	4.6%	5.2%	5.5%

The overall expected long-term rate of return on assets assumption for the U.K. Plan has been determined as a weighted-average of the expected returns on the above asset classes for the U.K. Plan. The expected return on bonds is taken as the current redemption yield on the appropriate index. The expected return on equities and property is determined by assuming a measure of our performance over the gilt-yield. The expected return on cash is related to the Bank of England base rate. Returns so determined are reduced to allow for investment manager expenses.

The overall expected long-term rate of return on assets assumption for the Canadian Plan has been determined by consideration of the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class based on our active management of certain portfolio classes.

We expect benefit payments between $2 million and $3 million annually, for each the U.K. Plan and Canadian Plan, which reflect expected future service for each of the next five years. Additionally, we expect benefit payments of $15 million for the U.K. Plan and $18 million for the Canadian Plan for benefit payments during the five years from 2027 to 2031.

U.S. plan

The Parent has a 401(k) plan for U.S.-based employees. Those employees who participate in our 401(k) plan are eligible to receive matching contributions from us for the first 6% of participant contributions (as defined in the plan document). During 2020, as part of austerity measures implemented as a result of COVID-19, we temporarily eliminated 401(k) matching contributions, which were reinstated in 2021. Contribution expense for the years ended December 31, 2021, 2020, and 2019 amounted to $3 million, $1 million, and $3 million, respectively.

(12) Income Taxes

Income taxes are determined using the liability method of accounting for income taxes, under which deferred tax assets ("DTAs") and deferred tax liabilities ("DTLs") are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. If, based upon all available evidence, both positive and negative, it is more likely than not that such deferred tax assets will not be realized, a valuation allowance is recorded.

Management assessed the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of existing deferred tax assets in each taxpaying jurisdiction. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2021 in certain jurisdictions. Such strong objective evidence puts less emphasis on other subjective evidence, such as our projections for future growth. On the basis of this evaluation, as of December 31, 2021, a valuation allowance of $7 million has been recorded to recognize only the portion of the deferred tax assets that are more likely than not to be realized; however, the amount of the deferred tax assets considered realizable could be adjusted if estimates of future taxable income during the carryforward period change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as projections for future growth.

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Income taxes are presented using historical results of operations and cost basis of the assets and liabilities as if we operated on a standalone basis during those periods, and the tax provision is calculated as if we completed separate tax returns apart from our Parent ("Separate-return Method"). Certain legal entities that are included in these financial statements under the Separate-Return Method were included in tax filings of affiliated entities that are not part of these financial statements.

As discussed in Note 1, the COVID-19 disruptions significantly impacted our business during the first half of 2020, but began to recover during the latter half of 2020. We considered the COVID-19 disruptions in our ability to realize deferred tax assets in the future and determined that such conditions did not change our overall valuation allowance positions. The U.S. signed into law on March 27, 2020 the CARES Act, which includes various income tax provisions to help stabilize U.S. businesses; however, it did not have a material impact on our provision for income taxes. We continue to monitor and evaluate the tax implications resulting from the CARES Act and any new legislation passed in response to COVID-19 in the federal, state, and foreign jurisdictions where we have an income tax presence.

We apply a recognition threshold and measurement attribute related to uncertain tax positions taken or expected to be taken on our tax returns. We recognize a tax benefit for financial reporting of an uncertain income tax position when it has a greater than 50% likelihood of being sustained upon examination by the taxing authorities. We measure the tax benefit of an uncertain tax position based on the largest benefit that has a greater than 50% likelihood of being ultimately realized including evaluation of settlements.

The components of net income before income taxes are as follows:

	Year Ended December 31,
	2021	2020	2019
United States	$255	$183	$183
Foreign	90	58	73
Net income before income tax expense	$345	$241	$256

The components of income tax expense are as follows:

	Year Ended December 31,
	2021	2020	2019
Current
U.S. Federal	$52	$41	$46
U.S. State	18	14	14
Foreign	12	14	12
Total	82	69	72
Deferred
U.S. Federal	(3)	(2)	(9)
U.S. State	(1)	(1)	(2)
Foreign	—	2	(1)
Total	(4)	(1)	(12)
Total income tax expense	$78	$68	$60

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The reconciliation of the U.S. federal statutory tax rate to the actual tax rate is as follows:

	Year Ended December 31,
	2021	2020	2019
Statutory U.S. federal income tax rate	21.0%	21.0%	21.0%
State Taxes	3.8%	4.7%	3.9%
Foreign earnings at rates different than U.S. federal rate	0.7%	1.1%	0.9%
Permanent items	(2.3)%	0.1%	(2.0)%
Increase of UTBs(1)	—%	—%	—%
Other	(0.7)%	1.0%	(0.5)%
Effective income tax rate	22.5%	27.9%	23.3%

(1) UTB = Unrecognized tax benefit

Our effective tax rates for 2021, 2020, and 2019 were impacted by state income tax expense of $13 million, $11 million and $10 million, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying values of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The deferred income tax balances are established using the enacted statutory tax rates and are adjusted for changes in such rates in the period of change.

	As of December 31,
	2021	2020
Deferred tax assets:
Reserves and other accrued expenses	$13	$16
Compensation not currently deductible	4	2
Net operating loss carry forwards	9	12
Inventory valuation	9	7
Pension	4	8
Differences in financial reporting and tax basis for:
Other	4	4
Valuation allowance	(7)	(11)
Realizable deferred tax assets	36	38

Deferred tax liabilities:
Differences in financial reporting and tax basis for:
Identifiable intangible assets	(27)	(30)
Property and equipment	(20)	(20)
Deferred costs and prepaid expenses	(11)	(11)
Other	(8)	(5)
Total deferred tax liabilities	(66)	(66)
Net deferred tax liability	$(30)	$(28)

At December 31, 2021, we had the following NOL carry forwards:

	December 31, 2021
	Federal	State	Foreign
NOL carry forwards	$—	$—	$36

The foreign NOL carryforwards can be carried forward for periods that vary from five years to indefinitely. Because these financial statements are prepared on a separate-return basis, the ending deferred tax asset balances reflected within the carve-out may not ultimately reflect the actual tax attributes available for use after the carve-out. Depending on the ultimate structure of the transaction, legal entities that comprise the carve-out group may have NOLs or interest expense limitation carryforward attributes available.

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At December 31, 2021 and 2020, we had the following valuation allowances:

	December 31,
	2021	2020
Foreign	$7	$11

Undistributed earnings of subsidiaries are accounted for as a temporary difference, except that DTLs are not recorded for undistributed earnings of foreign subsidiaries that are deemed to be indefinitely reinvested in foreign jurisdictions. The Tax Act required the Company to compute a tax on previously undistributed earnings and profits of its foreign subsidiaries upon transition from a worldwide tax system to a territorial tax system during the year ended December 31, 2017. The repatriation of such amounts in the future should generally be exempt from income taxes in the U.S. (as a result of the Tax Act) and in those jurisdictions that have a similar territorial system of taxation. Substantially all of our current year foreign earnings are not intended to be indefinitely reinvested offshore, and therefore the tax effects of repatriation (including applicable withholding taxes) of such cash flows are provided for in our financial reporting.

Unrecognized Tax Benefits

The total amount of unrecognized tax benefits as of December 31, 2021 was $7 million. Of this amount, $7 million, if recognized, would be included in our Combined Statements of Operations and Comprehensive Income and have an impact on our effective tax rate. We do not expect any material changes in unrecognized tax benefits before December 31, 2022.

We recognize interest and penalties for unrecognized tax benefits in income tax expense. The amounts recognized for interest and penalties during the years ended December 31, 2021, 2020 and 2019 were not material.

We file income tax returns in the U.S. Federal jurisdiction and various state and foreign jurisdictions. We are generally not subject to examination for periods prior to December 31, 2017; however as we utilize available net operating losses, prior periods can be subject to examination. There are no ongoing material U.S. federal, state, local or non-U.S. examinations by tax authorities.

The Company had the following activity for unrecognized tax benefits:

	Year Ended December 31,
	2021	2020	2019
Balance at beginning of period	$7	$7	$7
Tax positions related to current year additions	—	—	—
Balance at end of period(1)	$7	$7	$7

(1) Unrecognized tax benefits are included within Other long-term liabilities.

(13) Related Party Transactions

Parent Services

Parent services represent allocations of corporate level general and administrative expenses, including but not limited to, finance, corporate development, human resources, legal, information technology, as well as rental fees for shared assets. These expenses have been allocated to the Lottery Business on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenues, operating expenses, headcount or other relevant measures, which we believe to be the most meaningful allocation methodologies.

Total parent services expense recorded for the years ended December 31, 2021, 2020, and 2019 was $32 million, $30 million, and $31 million respectively, and is included in Selling, general and administrative expenses. These charges are not cash settled but allocated for purposes of these financial statements and as such are accounted for as a component of Parent's equity.

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IP Licensing

The Parent frequently licenses intellectual property (IP) from third parties, which is utilized by the Lottery Business in developing instant games. These IP licenses are generally pushed down to the Lottery Business at the origination of these agreements based upon agreed usage commitments. We account for these minimum guaranteed obligations within accrued and other long-term liabilities at the onset of the license arrangement and record a corresponding license asset within intangible assets, net. The total liability associated with these agreements as of December 31, 2021 and 2020, was $25 million and $31 million, respectively.

Amortization expense related to these licenses and recorded in depreciation and amortization for the years ended December 31, 2021, 2020, and 2019 was $5 million, $12 million, and $12 million, respectively.

We market many of our products under trademarks and copyrights that provide product differentiation and recognition and promote our portfolio of product offerings. All of our games feature elements that are subject to copyrights and protection. In addition, we generally obtain trademark protection and often seek to register trademarks for the names and designs under which we market and license our products and games. Protections for trademarks exist in many countries, including the U.S., for as long as the trademark is registered and/or used. Registrations are generally issued for fixed, but renewable terms, although trademark rights may exist whether or not a mark is registered, and the duration of the registrations varies by country.

(14) Accumulated Other Comprehensive Loss

The accumulated balances for each classification of other comprehensive (loss) income are presented below:

	Foreign currency items	Unrecognized pension benefit and other costs, net of taxes(1)	Total
January 1, 2019	$(14)	$(19)	$(33)
Change during period	(9)	(7)	(16)
Reclassified to operations	—	1	1
December 31, 2019	$(23)	$(25)	$(48)
Change during period	32	(4)	28
Reclassified to operations	—	—	—
December 31, 2020	$9	$(29)	$(20)
Change during period	(27)	16	(11)
Reclassified to operations	—	—	—
December 31, 2021	$(18)	$(13)	$(31)

(1) The change during the period is net of income taxes of $0 million, $0 million, and $1 million in 2021, 2020 and 2019, respectively.

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